Exhibit 12.1
EastGroup Properties, Inc.
Ratio of earnings to combined fixed charges and preferred stock dividends (dollars in thousands)

	Three Months
	Ended	Years Ended December 31,
	March 31, 2009	2008	2007	2006	2005	2004

Income from continuing operations	$7,841	32,606	29,095	22,922	19,007	20,505
Equity in earnings of unconsolidated investment	(81)	(316)	(285)	(287)	(450)	(69)

Income from continuing operations before adjustments	7,760	32,290	28,810	22,635	18,557	20,436
Fixed charges (from below)	9,289	38,980	36,525	32,368	29,259	25,075
Distributed income of equity investee	60	280	250	310	430	—
Capitalized interest	(1,651)	(6,946)	(6,086)	(4,336)	(2,485)	(1,715)
Preferred stock dividends	—	(1,326)	(2,624)	(2,624)	(2,624)	(2,624)

Earnings	$15,458	63,278	56,875	48,353	43,137	41,172

Interest expense	$7,501	30,192	27,314	24,616	23,444	20,349
Capitalized interest	1,651	6,946	6,086	4,336	2,485	1,715
Amortization of mortgage premiums	30	120	117	403	333	24
Interest component of rental expense	107	396	384	389	373	363
Preferred stock dividends	—	1,326	2,624	2,624	2,624	2,624

Combined fixed charges and preferred stock dividends	$9,289	38,980	36,525	32,368	29,259	25,075

Ratio of earnings to combined fixed charges and preferred stock dividends	1.66	1.62	1.56	1.49	1.47	1.64